Exhibit 1




Sent by Telecopier

January 21, 1998

Mr. Vincent L. Salvatori
Chairman and Chief Executive Officer
QuesTech, Inc.
7600-W Leesburg Pike
Falls Church, VA  22043

Dear Mr. Salvatori:

I have your letter of January 5, 1998. As you and I have discussed, Modern Technologies Corporation ("MTC") believes that now is an ideal time for your stockholders to realize the tangible benefits of a combination with MTC, on the very favorable terms described below.

As I indicated at our meeting on November 24, 1997, MTC is prepared to make an offer of $11.00 per share for a minimum of 55% and a maximum of 100% of the outstanding stock of QuesTech, Inc. ("QT"). As you may recall, this offer would represent a premium of 47% over the November 20, closing price of $7.50, and a premium of 63% over the December 31, closing price. It is also a 26% premium to the high close during 1997, and equates to a P/E of nearly 31 based on annualized, 1997 third-quarter EPS.

Our proposed price of $11.00 per share compares favorably to 1996 averages as reported by Coopers & Lybrand (average P/E paid for all mergers of 26, compared to 31 for our offer; average premium to market of 27%, compared to 47%-63% for our offer).

Further, this transaction would provide instant liquidity to QT shareholders at an extremely attractive price. It should be very favorably received by all QT shareholders. In addition, this transaction would provide an ideal sale mechanism for those shareholders with large blocks who are currently unable to sell at favorable prices.

Our proposal is only contingent upon satisfactory completion of due diligence, the compliance with any necessary regulatory filing requirements and receipt of applicable regulatory approvals, and the negotiation and execution of a definitive agreement containing terms and conditions customary for this type of transaction.

Your letter of January 5, 1998 indicates that you felt that this transaction would not be viable because QT wishes to pursue a long-term strategy to "maximize its participation in the 'high end' information technology field" in


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which it currently operates. This strategy is precisely why a combination of our two companies does make sense and is one of the main reasons for MTC's interest in QT. I apologize for not making this clear before. MTC has long pursued a similar strategy and sees it as a major growth area for years to come. Consider:

         a. Our Global Technologies Division is involved with numerous Fortune 500, government and other clients in the design and development of custom software. Their work is augmented by our Indian, off-shore affiliate which employs over 140 software engineers and is performing high end software development around the globe.
         b. Several of our divisions design, develop, sell and service proprietary software packages for a wide variety of environmental and defense applications.
         c. Our Internet Business Services division is aggressively pursuing the latest in internet technologies and services.
         d. Our Information Technologies Division continues its long history of pursuing high-end information technology solutions with the Department of Defense.

Upon a business combination with MTC, we would envision the QT management team working as a division within the MTC family of companies, having extremely attractive opportunities to continue aggressively pursuing their IT growth strategy, with the combined resources of both companies to back them up. Obviously, retention of that management team is key, and it is essential that one of our first priorities be the negotiation of mutually satisfactory arrangements with the members of the QT management team.

As you and I have discussed, MTC would prefer to pursue a negotiated transaction. For that reason, we believe it would be mutually desirable and advantageous if you would give us the opportunity to negotiate, with you and your Board of Directors, a definitive agreement embodying the terms of this proposal. We are prepared to negotiate in good faith and to conclude a transaction which we believe will be enthusiastically supported by your Board and stockholders, as well as your management and employees.

We believe our proposal is in the best interests of QT and its shareholders and as such, should be shared with our fellow shareholders. Under existing case law, you will most likely determine that shareholder disclosure is necessary, in any case.

It is our belief that this transaction deserves careful and formal consideration by the QT Board of Directors. Consequently, we request that our proposal be considered at the next QT board meeting and we request an opportunity to have representatives of MTC present our proposal to your Board. We are prepared to meet with QT's directors and management at their convenience, in order to


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explain our proposal,  the benefits of our proposal to QT and its  shareholders, the ability of QT to continue to pursue its business strategy as a part of MTC, to answer any questions about this transaction, and to negotiate a mutually satisfactory agreement.

I will be out of town for the next few days, but will call you by the first of February to get an update on your discussions with your directors.

                                   Sincerely,


                                   s\Rajesh K. Soin
                                   Rajesh K. Soin
                                   Chairman and Chief Executive
                                     Officer